[Chapman and Cutler Letterhead]

September 28, 2016

VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Destra Flaherty & Crumrine Preferred and Income Fund and Destra Focused Equity Fund (the “Funds”)

Ladies and Gentlemen:

The undersigned, Destra Investment Trust (the “Registrant”) and Destra Capital Investments LLC, the principal underwriter of the Funds, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 52 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-167067), filed on September 28, 2016, so that the same may become effective on September 29, 2016, or as soon thereafter as practicable.

Very truly yours,

Destra Investment Trust

By:   /s/ Jane Hong Shissler
          Jane Hong Shissler, Secretary

Destra Capital Investments LLC

By:   /s/ Jane Hong Shissler
          Jane Hong Shissler, General Counsel